15048138

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH, D.C. 194 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-14 AND ENDING 31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JH Darbie & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street- Suite 3002
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz 212-269-7271
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A (Address) Monmouth Beach (City) NJ (State) 07750 (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

ty 3/9/15

ty 3/10

OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JH Darbie & Co., Inc., as of December 31, 2014, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

2/27/15

WALTER ARTHUR GOODE JR.
Notary Public, State of New York
Qualified in Nassau County
No. 01G06271946
My Commission Expires 11-13-2016

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
JH Darbie & Co., Inc.

We have audited the accompanying financial statements of JH Darbie & Co., Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and pursuant to Regulation 1.16 under the Commodity Exchange Act. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JH Darbie & Co., Inc. as of December 31, 2014 and the results of their operations, net capital computation, and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 26, 2015

JH Darbie & Co., Inc.
Balance Sheet
As of December 31, 2014

ASSETS

Current assets:	
Cash	$681,106
Receivables from clearance account	536,860
Total Current Assets	$1,217,966
Total Assets	$1,217,966

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$644,964
Total Current Liabilities	$644,964
Shareholders' Equity:	
Common stock	$200
Additional paid in capital	692,048
Retained deficit	(119,246)
Total Shareholders' Equity	573,002
Total Liabilities & Shareholders' Equity	$1,217,966

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2014

Commission revenues & other service fees	$7,662,599
Commission & clearance expenses	(4,319,678)
Net margin	$3,342,921
General and administrative expenses:	
Salaries & consulting	$1,468,634
General administration	1,790,528
Total general and administrative expenses	3,259,162
Income from operations	$83,759
Other income:	
Interest income	79
Net income before income tax provision	$83,838
Provision for income taxes	(6,500)
Net income	$77,338

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net income	$77,338
Changes in other operating assets and liabilities:	
Deposit with clearing broker	(90,858)
Prepaid expenses	1,094
Accounts payable & accrued expenses	421,909
Net cash provided by operations	$409,483
Investing activities:	
Rent security deposit	$23,375
Net cash provided by investing activities	23,375
Net increase in cash during the fiscal year	$432,858
Cash at December 31, 2013	248,248
Cash at December 31, 2014	$681,106

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance at December 31, 2013	$200	$692,048	($196,584)	$495,664
Net income for the fiscal year			77,338	77,338
Balance at December 31, 2014	$200	$692,048	($119,246)	$573,002

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

JH Darbie & Co., Inc. (the Company) is a privately held corporation formed in New York in 1997 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

The Company is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures and options. The Company introduces customers on a fully disclosed basis through a futures commission merchant (FCM). The FCM charges the customer a commission fee for trades transacted and remits a portion of these fees to the Company.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements, except for statutory state and local taxes.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivable from clearance account, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$83,838
Federal Tax Computation:	
S Corporation - No federal tax at corporate level	$0
State and City Tax Computation:	
Taxable P/L	$83,838
Add back: State Income Tax Deduction	$0
State/City Tax Base	$83,838
NY State - Fixed Dollar Minimum Tax	$3,000
NY City - Statutory Minimum based on gross receipts	$3,500
Provision for Income Taxes	$6,500

5. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits. The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

7. FINRA Action

The Company has been subject of an ongoing investigation by the FINRA Department of Enforcement with respect to the Company's policies and procedures and supervisory practices regarding transactions in low-priced securities and possible violations of ant-money laundering laws. Based upon this investigation, FINRA has recommended disciplinary action against the Company and its two officers.

Management is unable to reasonably estimate a potential liability, if any, as a result of this action at this time and no contingent liability has been recognized in these financial statements.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$573,002
DEBITS:	
Nonallowable assets:	
	0
	0
NET CAPITAL	$573,002
Haircuts	0
ADJUSTED NET CAPITAL	$573,002
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$528,002
AGGREGATE INDEBTEDNESS:	$644,964
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	112.56%
Excess net capital previously reported	$532,492
Audit adjustment to income tax payable	(2,331)
Change in minimum requirement	(2,159)
Excess net capital per this report	$528,002

JH Darbie & Co., Inc.
40 Wall Street- Suite 3002
New York, NY 10005

Schedule III
December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

JH Darbie & Co., Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(ii) of SEC Rule 15c3-3 (the "exemption provisions").

JH Darbie & Co., Inc. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you

Robert Rabinowitz
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which JH Darbie & Co., Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(ii) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of SEC Rule 15c3-3.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2015

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
JH Darbie & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by JH Darbie & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JH Darbie & Co., Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). JH Darbie & Co., Inc.'s management is responsible for the JH Darbie & Co., Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2015